Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 10, 2010, (except for Note 22(E) and Note 22(F), as to which the date is                  , 2010) in Amendment No. 7 to the Registration Statement (Form S-1 No. 333-164484) and related Prospectus of Ryerson Holding Corporation dated April 26, 2010.

The foregoing consent is in the form that will be signed upon the completion of the termination of the corporate advisory services agreement and the 9.50 for 1.00 stock split described in Note 22(E) and Note 22(F), respectively, to the consolidated financial statements.

/s/ Ernst & Young LLP

Chicago, IL

April 26, 2010